

October 15, 2013

Via E-mail
Mr. Wan Feng
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing, 100033
China

Re: **China Life Insurance Company Limited**
         Form 20-F for the Fiscal Year Ended December 31, 2012
         Filed April 26, 2013
         File No. 001-31914

Dear Mr. Feng:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Andrew Mew

     Andrew Mew
     Accounting Branch Chief